EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands)
Net income (loss) before income taxes	$(182,305)	$(135,940)	$(166,121)	$(164,364)	$(103,595)	$(75,643)	$(53,663)
Fixed charges	14,451	13,625	12,399	19,450	17,426	13,278	12,905
Total earnings and fixed charges	(167,854)	(122,315)	(153,722)	(144,914)	(86,169)	(62,365)	(40,758)
Fixed charges	14,451	13,625	12,399	19,450	17,426	13,278	12,905
Ratio of earnings to fixed charges(1)(2)	NM	NM	NM	NM	NM	NM	NM

(1)          The ratio of earnings to fixed charges is computed by dividing loss before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense (including interest expense from capital leases) and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases, plus amortization of debt issuance expenses. Earnings were insufficient to cover fixed charges by $182.3 million, $135.9 million, $166.1 million, $164.4 million and $103.6 million for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively, and by $75.6 million and $53.7 million for the nine months ended September 30, 2005 and 2006, respectively.

(2)          NM—Not meaningful.